Exhibit 1.01

Conflict Minerals Report of Costco Wholesale Corporation
In accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This Conflict Mineral Report (CMR) of Costco Wholesale Corporation (Costco or the Company) is made for calendar year 2014 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934.

Costco took measures to exercise due diligence on the source and chain of custody of the tin, tantalum, tungsten and gold (3TG or conflict minerals) found in products it contracts to manufacture and that are necessary for the functionality or production of the products. The goal of the due diligence was to determine whether or not the smelters and refiners within the Company’s supply chain sourced conflict minerals from the Democratic Republic of Congo and surrounding area (DRC or covered countries). The Company based its due diligence process on the Organization for Economic Cooperation and Development (OECD) guidelines and accompanying Supplements1 (OECD Framework). The OECD Framework identifies five due diligence steps:

Step 1: Establish Strong Company Management Systems
Step 2: Identify and Assess Risk in the Supply Chain
Step 3: Design and Implement a Strategy to Respond to Identified Risks
Step 4: Carry out Independent Third-Party Audit of Supply Chain Due Diligence at Identified
Points in the Supply Chain
Step 5: Report on Supply Chain Due Diligence

Our implementation of the OECD Due Diligence Guidance for 2014 generally consisted of the following:

1. Establish Strong Company Management Systems
The Company identified product categories (which it refers to as departments) reasonably likely to contain conflict minerals. These included: health and beauty aids, office supplies, tires, hardware, large electronics, automotive accessories, sporting goods, lawn & garden, toys & seasonal, apparel, housewares, small electrics, domestics, jewelry/luggage/handbags, media/books/DVD/CDs, and furniture. Costco’s assembled an internal team to support supply due diligence.

Adopt a Conflict Minerals Policy
As part of the due diligence measures undertaken by Costco, the Company has developed a Conflict Minerals Policy (Policy). A copy of the Policy can be found publicly on the Company’s website at http://phx.corporate-ir.net/phoenix.zhtml?c=83830&p=irol-govhighlights.

Established a System of Controls and Transparency over the Mineral Supply Chain
To provide better transparency within Costco’s mineral supply chains and to help facilitate communication with international suppliers, Costco engaged a third-party information service provider, Source Intelligence, to complement internal management processes.

Establish a Company-level Grievance Mechanism
Our Confidential Ethics Hotline was designated as a mechanism for members, suppliers and other interested parties to report complaints or violations of the Conflict Minerals Policy. www.costco.ethicspoint.com.

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1 OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Supplement on Tin, Tantalum and Tungsten and Supplement on Gold, 2013; http://www.oecd.org/daf/inv/mne/GuidanceEdition2.pdf.

2. Identify and Assess Risk in the Supply Chain
Costco is committed to tracing the origin of its necessary conflict minerals to ensure that its sourcing practices do not support armed conflict or human rights abuses in the covered countries. For purposes of conducting due diligence, the Company’s scoping inquiry included nonfood products sold in the United States and Canada, Mexico, United Kingdom, Japan, Korea, Australia and Spain. The Company sought to identify nonfood products that may possibly be the subject of “contract to manufacture” agreements or that the Company may possibly have “influenced the manufacturing.”

Identify the Smelters or Refiners (SORs) in the supply chain
Costco took steps to identify and verify SORs and the source of conflict minerals within Costco’s supply chain through its reasonable country of origin inquiry included in the accompanying Form SD and incorporated into this report.

After scoping which products Costco should include in its due diligence efforts, the Company identified applicable suppliers from a list of the Company’s purchase orders for products it purchased during 2014. Costco developed and implemented a process to engage those suppliers to aid in the traceability of the 3TG mineral supply chain, including, but not limited to, facilitating the identification of upstream participants in the chain of custody. As part of this process, Costco engaged a third-party service provider, Source Intelligence (SI), to identify conflict minerals processors in Costco’s supply chains and collect, store, and review information on 3TG sourcing practices. Communications were sent to the Company’s direct suppliers describing the compliance requirements and requesting conflict minerals information.

Suppliers were requested to use the Conflict-Free Sourcing Initiative’s Conflict Minerals Reporting Template (CMRT) to identify 3TG smelters and refiners (SORs) and associated countries of origin. SI advised suppliers that it tracks information on SORs and flags risks based on smelter or refiner sourcing practices. SI verified the SORs were matched against available lists of processors that have been certified by internationally-recognized industry validation schemes, such as the Conflict Free Sourcing Initiative (CFSI) Conflict-Free Smelter Program. The Company reviewed the products of suppliers that listed SORs deemed to be higher risk. The final conflict minerals findings were reported to senior management.

3. Design and Implement a Strategy to Respond to Identified Risks
Due Diligence Strategy
For those supply chains with SORs that are known or thought to be sourcing from the DRC, additional investigation was needed to determine the source and chain-of-custody of the regulated metals. Costco and Source Intelligence relied upon the following internationally accepted audit standards to determine which SORs are considered “DRC Conflict Free”: the CFSI Conflict-Free Smelter Program, the London Bullion Market Association Good Delivery Program, and the Responsible Jewellery Council (RJC) Chain-of-Custody Certification.

If the SOR is not certified by these internationally-recognized schemes, Source Intelligence attempted to contact the SOR to gain more information about their sourcing practices, including countries of origin and transfer, and whether there are any internal due diligence procedures in place or other processes the SORs take to track the chain-of-custody on the source of its mineral ores. Relevant information reviewed included: whether the SOR has a documented, effective and communicated conflict-free policy, an accounting system to support a mass balance of materials processed, and traceability documentation. Internet research was also performed to determine whether there are any outside sources of information regarding the SOR’s sourcing practices. Up to three contact attempts were made by SI to SORs to gather information on mine country of origin and sourcing practices. Source Intelligence also assigns red flags to SORs where there is evidence of sourcing from an OECD Level 2 country, meaning there is evidence of sourcing from countries which have unknown reserves for a given metal. Results of the Company’s due diligence efforts are summarized below.

In addition, the Company used its membership in industry organizations to assess risks in the supply chain. We are active members in the Retail Industry Leaders Association’s (RILA’s) Retail Sustainability Initiative (RSI). RSI is an industrywide educational forum for the largest U.S. retailers. It brings its members together to share leading practices, network, identify future trends, benchmark with peers, and collaborate on common industry sustainability challenges. See more at www.RILA.org/sustainability. We are a founding committee member of the RILA’s RSI Conflict Minerals Workgroup, a multi-year retail specific program that helps retailers navigate the issue, the compliance requirements, and solutions through a combination of educational materials, benchmarking, implementation tools, and key partnerships. As part of the RSI Conflict Minerals Workgroup, we developed common approaches for determining the source and chain of custody of 3TG. See more at www.conflictmineralscompliance.org. We are also members of the CFSI, which provides a range of tools and resources, including the Conflict-Free Smelter Program (CFSP), the Conflict Minerals Reporting Template, Reasonable Country of Origin Inquiry data and a range of guidance documents on conflict mineral sourcing. See more at www.conflictfreesourcing.org/.

Due Diligence Summary
The following table lists SORs with indications of DRC sourcing and their certification status.

Metal	Smelter/Refiner	Certification Status	Verified Mine Countries of Origin
Tin	China Tin Group Co., Ltd.	CFSI Active - Tin	DRC- Congo (Kinshasa)
Tin	Empresa Metallurgica Vinto	CFSI Compliant- Tin	DRC- Congo (Kinshasa)
Tin	Malaysia Smelting Corporation (MSC)	CFSI Compliant - Tin	DRC- Congo (Kinshasa), Rwanda
Tin	Minsur	CFSI Compliant - Tin	DRC- Congo (Kinshasa), Rwanda
Gold	Rand Refinery (Pty) Ltd	CFSI Compliant - Gold, LBMA	DRC- Congo (Kinshasa), Tanzania
Tungsten	Xiamen Tungsten Co., Ltd.	CFSI Compliant - Tungsten	Rwanda
Tin	Yunnan Tin Company Limited	CFSI Compliant - Tin	Angola, DRC- Congo (Kinshasa)

Based on the information provided by our suppliers, for reporting year 2014, and SI’s research, there were no SORs with indications of sourcing from an OECD Level 2 country.

Steps Taken Since End of the 2014 Reporting Period
The Company expects to take the following additional steps in 2015 to lessen the risk that its in-scope suppliers’ 3TG may benefit armed groups in the DRC region:

1. Continue to promote industry-based efforts to educate suppliers on the Conflict Minerals Rule;
2. Based on the results for 2014, adopt and implement additional risk management procedures that, in particular, address vendor non-responsiveness and non-compliance;
3. Include provisions relating to 3TG sourcing into the Company’s supplier contracts and item agreements standard terms and conditions;
4. Encourage our suppliers to provide the product level information for 2015 through ongoing outreach     with suppliers; and
5. Engage suppliers that provided incomplete responses or that did not provide responses for the 2014 report.

4. Carry out Independent Third-Party Audit of Supply Chain Due Diligence
For Costco’s due diligence, we used information we gathered along with information made available by CFSP, the CFSI, the London Bullion Market Association (the LBMA) and the RJC, along with the SI database concerning their independent third-party audits of smelters and refiners. Costco does not manufacture nonfood products; therefore we do not do direct business with any smelters or refiners of 3TG. As a “downstream” company (a company that receives the smelter or refinery minerals in a finished consumer product manufactured by a supplier), we must rely upon our suppliers to provide accurate, reliable information about 3TG in our supply chain. In most instances, we are several tiers removed from the smelters and refiners of 3TG used in our consumer products. Costco intends to conduct the audit required by Rule 13p-1 when required.

5. Report on Supply Chain Due Diligence
The Form SD and CMR contained herein and publicly available at http://investor.costco.com/phoenix.zhtml?c=83830&p=irol-govhighlights meet the OECD recommendation to report annually on supply chain due diligence.

Forward-Looking Statements
This Conflict Minerals Report contains forward-looking statements, which are based on our current assumptions and expectations. These statements are typically accompanied by the words “expect,” “may,” “could,” “believe,” “would,” “might,” “anticipates,” or words of similar import. The principal forwardlooking statements in this report include our expected refinements to our Conflict Minerals Compliance Program. All such forward-looking statements are intended to enjoy the protection of the safe harbor for forwardlooking statements contained in the Private Securities Litigation Reform Act of 1995, as amended. Although we believe there is a reasonable basis for the forward-looking statements, our actual results could be materially different. The most important factors which could cause our actual results to differ from our forward-looking statements are (a) the implementation of satisfactory traceability and other compliance measures by our direct and indirect vendors, (b) changes in the Conflict Minerals Rule and other political and regulatory developments relating to the sourcing of 3TG, and (c) those factors set forth in our description of risk factors in the Costco Wholesale Corporation 2014 Annual Report, beginning on page 11, which should be read in conjunction with the forward-looking statements in this Conflict Minerals Report. Forward-looking statements speak only as of the date of this Conflict Minerals Report or, if earlier, as of the date they are made, and we do not undertake any obligation to update any forwardlooking statement.

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